March 4, 2025

David Miller
Chief Financial Officer
Champions Oncology, Inc.
One University Plaza
Suite 307
Hackensack, New Jersey 07601

       Re: Champions Oncology, Inc.
           Form 10-K for the Fiscal Year Ended April 30, 2024
           Form 8-K dated December 11, 2024
           File No. 001-11504
Dear David Miller:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences